Meeder Funds
6125 Memorial Drive
Dublin, OH 43017

July 20, 2016

Ms. Christina DiAngelo Fettig
United States Securities & Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Dear Ms. Fettig:

In connection with your recent review of the Meeder Funds (“Funds”) annual report, Form N-CSR, prospectus, and other filings for the fiscal year ended December 31, 2015, the following letter is in response to your findings and conclusions that were discussed telephonically on May 18, 2016.

1) Form N-PX – Proxy Voting Records for Total Return Bond Fund; Signature by PEO

You stated that there were no proxy voting records found for the Meeder Total Return Bond Fund and that if there are no records, we must state that no records exist. In addition, you stated that the Form N-PX is required to be signed by the Principal Executive Officer of the Funds and that it was, in fact, signed by the CFO/CIO of Meeder Investment Management.

Response: The Meeder Total Return Bond Fund invests primarily in underlying mutual funds. As a result, it receives few, if any, proxies from the underlying funds, and did not receive any proxies during the reporting period. In future filings of Form N-PX, the Fund will report that it did not receive or vote proxies, if appropriate. In addition, the Principal Executive Officer will sign future filings of Form N-PX.

2) Form N-SAR B – Amended Filing

You stated that the Funds filed an amended Form N-SAR B and you requested the reason for the amended filing. In addition, you stated that for any future amended filings, we should include a cover sheet explaining the reason(s) for the amended filing.

Response: In December 2015, the Meeder Utilities and Infrastructure Fund changed its name to the Meeder Miller/Howard Infrastructure Fund and added a new class of shares. A third party vendor mistakenly changed the Series Identifier for the existing Fund. Form N-SAR B was filed on February 26, 2016, with the new Series Identifier. The filing should have been made using the original Series Identifier. An amended Form N-SAR B was filed on March 10, 2016, using the original Series Identifier. For future amended filings, we will include the reason(s) for such amendments.

3) Fidelity Bond Filing – Exclusion of Meeder Dividend Opportunities Fund

You stated that the fidelity bond filed in August 2015 did not include the Meeder Dividend Opportunities Fund. You asked if we received an amended fidelity bond and questioned if it should have been refiled pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940 (the “1940 Act”).

Response: The Meeder Dividend Opportunities Fund was inadvertently omitted from the fidelity bond filed with the Commission in August 2015. The Funds obtained a revised bond on September 1, 2015 that included the Meeder Dividend Opportunities Fund. A copy of the revised bond was filed on June 9, 2016. In the future, all filings will be completed within 10 days of the receipt of the bond (whether original or revised).

4) Financial Statements – Management’s Discussion of Fund Performance for Meeder Total Return Bond Fund

You stated that the information provided on the Sector Concentration chart appeared to be a “look through” to the investments of the underlying mutual funds held by the Meeder Total Return Bond Fund. You recommend adding a footnote disclosing that the Fund invests primarily in underlying mutual funds.

Response: In the future, we will add a note at the bottom of the Sector Concentration chart stating “The Fund primarily invests in underlying mutual funds. The sector concentration percentages are reflected on a “look through” basis.”

5) Financial Statements – Management’s Discussion of Fund Performance for Meeder Quantex Fund

You stated that the gross expense ratio for the Meeder Quantex Fund appeared to be the net expense ratio from the most recent prospectus.

Response: The gross expense ratio stated in the December 31, 2015 annual report is the Total Annual Fund Operating Expenses After Fee Waiver as stated in the prospectus dated April 30, 2015, which at the time of the annual report filing, was the most recent available prospectus. For prospective investors, reference to the Fund prospectus accurately disclosed the gross expense ratio for the Meeder Quantex Fund before contractual fee waivers. Investors receiving the Fund’s annual report received the benefit of the contractual fee waiver over the preceding year, effectively reducing the Fund’s operating expense ratio to the figure you made reference to. For consistency, we will report the gross expense ratio in the Fund’s annual report as the total annual Fund operating expense before contractual fee waivers as shown in the most current Fund prospectus in future filings. In addition, we will clarify the footnote at the bottom of this page for all Funds to state “The Gross Expense Ratio is a percentage of the Fund’s average daily net assets as shown in the most current Fund Prospectus dated April 30, 20xx.”

6) Financial Statements – Shareholder Expense Analysis

You indicated that the expense ratios used in the shareholder expense analysis included reductions from brokerage commissions and other credits and that Form N-1A states that such reductions and credits should not be used or considered when completing such analysis. You also stated that we should consider adding a note that discloses that the expense ratios used don’t include the effects of acquired fund fees and expenses.

Response: We have carefully reviewed Form N-1A, Item 13 and Rule 6-07 of Regulation S-X and agree that brokerage commissions and other credits should not be used to reduce the overall expense ratio when calculating expenses paid in the Shareholder Expense Analysis included in the annual report. We will include such change upon the completion of the Meeder Funds Semiannual Report dated June 30, 2016.

We will consider adding a note that discloses that the expense ratios being used do not include the effects of acquired fund fees and expenses.

7) Financial Statements – Schedules of Investments

You stated that we should consider disclosing the class of shares for underlying registered investment companies, including money market funds, if the mutual fund owned has multiple classes.

Response: For future reports, we will include the class of shares owned for all underlying registered investment companies, including money market funds, if such funds contain multiple classes.

8) Financial Statements – Statements of Operations

You asked how securities lending credits are factored into any applicable expense limitation agreements and if those credits are used to determine any expense limitations applied by the Funds.

Response: The Meeder Quantex Fund is the only Meeder Fund that has an expense limitation agreement. Under that agreement, the Advisor has contractually agreed to reduce its management fee by 0.25%. Because the reduction under this expense limitation agreement is fixed and not dependent upon the Fund’s expense ratio, securities lending credits are not factored into any Meeder expense limitation agreements.

9) Financial Statements – Statements of Changes in Net Assets

You asked whether the return of capital paid in 2015 by the Spectrum Fund was in compliance with Rule 19a-1 of the Investment Company Act of 1940.

Response: An inadvertent return of capital was paid by the Meeder Spectrum Fund after the Firm’s independent auditors determined that the dividend previously paid and reported on Form 1099-DIV exceeded 2015 net income by approximately $0.02 per share. The amount was not significant and therefore no corrective statement was required pursuant to Rule 19a-1(e).

10) Footnotes to Financial Statements – Tax Disclosures

You have asked us to review the disclosure language in the Audit Guide related to tax determinations and to consider enhancing future tax disclosure notes.

Response: We have reviewed the disclosure language in the Audit Guide and will change future tax disclosure notes generally as follows: “It is each Fund’s policy to continue to comply with the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income and net capital gains to its shareholders. Therefore, no Federal income tax provision is required. The Funds recognize the tax benefits or expenses of uncertain tax positions only where the position is “more likely than not” to be sustained assuming examination by tax authorities. Management has reviewed that tax positions taken on Federal income tax returns for all open tax years (tax years ended December 31, 2012 through December 31, 2015) and has concluded that no provision for unrecognized tax benefits or expenses is required in these financial statements. Each Fund identifies its major tax jurisdictions as U.S. Federal and certain State tax authorities; however the Funds are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statements of Operations. During the year ended December 31, 2015, the Funds did not incur any material interest or penalties.”

11) Footnotes to Financial Statements – Board Review of Investment Advisory and Sub-advisory Agreements

You asked that we include more specificity with disclosures relating to the renewal of the investment advisory contract(s) by the Board.

Response: For future disclosures relating to the renewal of the investment advisory contracts(s), we will enhance and include what the Board concluded and what the results of the investment performance and management fee comparisons were and how that led them to approve the contract(s).

12) Prospectus – Quantex Fund Fee Table

You have asked us to consider changing the footnote language for the contractual advisory fee reduction of 0.25% for the Meeder Quantex Fund to be consistent with the language as stated in the Fund’s annual report.

Response: For future prospectus filings, we will include the following language: “Meeder Asset Management has contractually agreed to reduce its investment advisory fee by 0.25% for the Fund for average daily net assets up to $50 million.”

13) Prospectus – Money Market Fund Risk Disclosures

You noted that the Meeder Money Market Fund has invested nearly 25% of its assets in repurchase agreements and that there is no principal risk disclosures relating to repurchase agreements outlined in the prospectus. In addition, you noted that the Fund invested approximately 34% of its assets in underlying regulated investment companies and wanted us to confirm if any acquired fund fees were considered in the expense analysis.

Response: We enhanced the risk disclosure for repurchase agreements in the Money Market Fund’s Statement of Additional Information. For future prospectus filings, we will enhance our risk disclosures to specifically include those risks associated with investing in repurchase agreements, similar to the disclosure in the SAI. Regarding acquired fund fees for the Money Market Fund, acquired fund fees were not considered in the calculation of the expense analysis. Management has determined that the impact to the expense ratio of the Fund is 0.04%. We will file the appropriate amendment to the prospectus by July 22, 2016 to include this additional disclosure and ensure it is considered for future filings.

14) Prospectus – Total Return Bond Fund Investments in RICs

You have asked why the prospectus investment strategies don’t emphasize investing in other registered investment companies.

Response: Meeder has reviewed the Principal Investment Strategies section of the prospectus for this Fund in conjunction with Form N-1A and the staff guidance set forth in IM 2014-08 and will file the appropriate amendment to the prospectus by July 31, 2016, including such emphasis. Meeder will also ensure that language is included in future filings.

15) Prospectus – Portfolio Turnover Rates >100%

You noted that the Meeder Spectrum Fund discloses the risks of higher portfolio turnover rates. You also asked why there are other Meeder Funds that do not contain similar risk.

Response: We agree that additional risk disclosure language should be provided for Funds with higher turnover rates. We will sticker the current prospectus for the Meeder Total Return Bond, Balanced, Muirfield, Dynamic Growth, Global Opportunities, and Aggressive Growth Funds to include similar language to what is currently provided for the Meeder Spectrum Fund. We will also include such language for future disclosure documents.

16) SAI – Difference in Portfolio Turnover Rates for Total Return Bond Fund (2014 vs. 2015)

You noted a difference in portfolio turnover rates for the Meeder Total Return Bond Fund of 82% in 2014 versus 295% in 2015. You have asked us to provide an explanation as to why there is no explanation in the registration statement updates regarding the significant variation of these rates over the last two fiscal years.

Response: In 2015, we implemented a new investment model that was more tactical and quantitative in nature, which triggered additional tactical trading for the Fund. In the future, if such trading significantly impacts the turnover rate(s) in comparison to the prior year, we will include an explanation as to the variance.

17) SAI – Increase in Aggregate Commissions

You stated that the SAI/prospectus did not include language or a statement as to why the aggregate commissions paid during fiscal year 2015 materially differed from those commissions paid in 2014 and why Item 21(a) of Form N1-A was not addressed. You also asked us to confirm whether or not the Board has broad oversight of the monitoring of fund commissions.

Response: The average net assets of the Meeder Funds increased approximately 63% in 2015 compared to 2014, which naturally increased the amounts of commissions paid. In addition, market conditions in 2015 triggered some calls in our defensive strategies, which led to the additional selling of securities in our defensive portfolios. Item 21a of Form N-1A was not addressed. Therefore we will revise the SAI to include a statement explaining why the aggregate commissions paid during fiscal year 2015 materially differed from the commissions paid in 2014. For future material differences, we will comply with Item 21a in our disclosures.

The Board maintains broad oversight of commissions paid and reviews such payments accordingly. At each regularly scheduled meeting, the Board is provided with a report that contains the brokerage commissions paid to each broker/dealer.

18) Form N-CSR Disclosures – Items 2(c) and (d)

You stated that if there were no amendments made to the code of ethics or if there were no waivers granted from the code of ethics, such statement should be included.

Response: For future Form N-CSR filings, if there were no amendments made to, or waivers granted from, the code of ethics, we will include the following language: “There were no amendments made to, or waivers granted from, the code of ethics during the fiscal year.”

19) Form N-CSR Disclosures – Items 4(b) and (c)

You stated that we should describe the specific nature of the services comprising the audit-related and tax fees disclosed on Form N-CSR.

Response: We have reviewed the language required for this disclosure and will include specific information regarding the services provided for both audit-related and tax fees for all future filings.

20) Form N-CSR Disclosures – Item 4(e)2

You questioned the accuracy of the percentage of services described in each of paragraphs (b) through (d) of Item 4 that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X and to make certain that it is correct on future Form N-CSR filings.

Response: We have reviewed paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X and, after further investigation, agree that 0% (not 100%) of the services included in paragraphs (b) through (d) of Item 4 were approved pursuant to Rule 2-01 (c)(7)(i)(C) of Regulation S-X for the period ended December 31, 2015. For future filings, we will disclose the proper percentage and will continue to review the accuracy of this Item.

21) Form N-CSR Disclosures – Item 4(h)

You have asked us to explain why this Item has been marked as not applicable to the Form N-CSR filing.

Response: Upon reviewing the requirements under the regulations, it has been determined that this Item should have been answered as follows: “The registrant’s audit committee of the board of directors considered whether the provision of non-audit services that were rendered to the registrant’s investment adviser (not including any sub-adviser whose role is primarily portfolio management and is subcontracted with or overseen by another investment adviser), and any entity controlling, controlled by, or under common control with the investment adviser that provides ongoing services to the registrant that were not pre-approved pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X is compatible with maintaining the principal accountant’s independence.” For future filings, the aforementioned disclosure language will be used.

The Registrant acknowledges:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in its filing of the above referenced annual report.

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact Bruce McKibben, Treasurer, at (614) 760-2139 or me at (614) 760-2129.

Very truly yours,

/s/ Maggie Bull
Maggie Bull, Chief Compliance Officer